# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Laird Superfood, Inc., CIK 0001650696
CUSIP: 50736T102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5303 Spine Road, Suite 204, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0001963997
Persons authorized to receive notices and communications: Bjorn Sperber, 11111 Santa Monica Blvd, Ste 350, Los Angeles, California (CA), 90025, (424) 330-8820

## Reporting persons
- Gateway Superfood NSSIII Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock (as defined in Item 4 below) consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined in Item 4 below) reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation (as defined in Item 4 below) and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Gateway Superfood NSSIV Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Nexus Special Situations III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Nexus Special Situations IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Nexus Special Situations GP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Nexus Special Situations GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Nexus Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Nexus Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,002,801; sole dispositive power 0; shared dispositive power 7,002,801; aggregate amount beneficially owned 7,002,801 (39.5% of the class)
  Comment: Row 13: Based on an aggregate 17,706,780 shares of Common Stock consisting of (i) 7,002,801 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Nexus Capital Management LP (CIK 0001963997): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,005,602; sole dispositive power 0; shared dispositive power 14,005,602; aggregate amount beneficially owned 14,005,602 (56.7% of the class)
  Comment: Row 13: Based on an aggregate 24,709,581 shares of Common Stock consisting of (i) 14,005,602 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Michael Cohen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,005,602; sole dispositive power 0; shared dispositive power 14,005,602; aggregate amount beneficially owned 14,005,602 (56.7% of the class)
  Comment: Row 13: Based on an aggregate 24,709,581 shares of Common Stock consisting of (i) 14,005,602 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Damian Giangiacomo: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,005,602; sole dispositive power 0; shared dispositive power 14,005,602; aggregate amount beneficially owned 14,005,602 (56.7% of the class)
  Comment: Row 13: Based on an aggregate 24,709,581 shares of Common Stock consisting of (i) 14,005,602 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.
- Daniel Flesh: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,005,602; sole dispositive power 0; shared dispositive power 14,005,602; aggregate amount beneficially owned 14,005,602 (56.7% of the class)
  Comment: Row 13: Based on an aggregate 24,709,581 shares of Common Stock consisting of (i) 14,005,602 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,703,979 shares of Common Stock outstanding as of February 4, 2026 as reported by the Issuer in the Form 8-K filed on March 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Laird Superfood, Inc.
Address of issuer's principal executive offices: 5303 Spine Road, Suite 204, Boulder, Colorado (CO), 80301

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following (each a "Reporting Person," and collectively the "Reporting Persons"): (i) Gateway Superfood NSSIII Investment, LLC ("NSSIII"); (ii) Gateway Superfood NSSIV Investment, LLC ("NSSIV"); (iii) Nexus Special Situations III, L.P. ("Nexus SS III"); (iv) Nexus Special Situations GP III, L.P. ("Nexus SS GP III"); (v) Nexus Partners III, LLC ("Nexus Partners III"); (vi) Nexus Special Situations IV, L.P. ("Nexus SS IV"); (vii) Nexus Special Situations GP IV, L.P. ("Nexus SS GP IV"); (viii) Nexus Partners IV, LLC ("Nexus Partners IV"), (ix) Nexus Capital Management LP ("Nexus Capital Management"); (x) Michael Cohen, (xi) Damian Giangiacomo and (xii) Daniel Flesh. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address and principal office address of each of the Reporting Persons is 11111 Santa Monica Blvd, Ste 350, Los Angeles, CA 90025.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment holding.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of NSSIII, NSSIV, Nexus Partners III and Nexus Partners IV is a Delaware limited liability company. Each of Nexus SS III, Nexus SS IV, Nexus SS GP III, Nexus SS GP IV and Nexus Capital Management is a Delaware limited partnership. Each of Michael Cohen, Damian Giangiacomo and Daniel Flesh is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3. The funds used to acquire the shares of Preferred Stock issued pursuant to the Investment Agreement (as defined in Item 4 hereof) were obtained from the working capital of NSSIII and NSSIV, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
Securities Purchase Agreement

On March 12, 2026 (the "Closing Date"), Laird Superfood, Inc. (the "Issuer") completed its previously announced acquisition (the "Navitas Acquisition") of (i) all of the issued and outstanding units of Navitas LLC ("Navitas") from the Sellers (as defined herein) and (ii) all of the issued and outstanding capital stock of Global Superfoods Corp. ("GSC") from Encore Consumer Capital Fund II, LP ("Encore") for a purchase price of $38.5 million in cash, subject to customary purchase price adjustments, including a working capital adjustment, pursuant to that certain securities purchase agreement, dated December 21, 2025 (the "Navitas Acquisition Agreement"), by and among the Issuer, Encore, The Ira and Joanna Haber Family Trust, Dated October 5, 2015 (the "Haber Family Trust"), and Advantage Capital Agribusiness Partners, L.P. ("Advantage Capital" and, together with Encore and the Haber Family Trust, the "Sellers"). GSC is a holding company with no operations whose purpose is to hold units of Navitas.

Investment Agreement

On the Closing Date and concurrently with the closing of the Navitas Acquisition, the Issuer completed the private placement contemplated by that certain investment agreement, dated December 21, 2025 (as amended, the "Investment Agreement"), entered into by and among the Issuer, NSSIII and NSSIV (collectively, the "Investor"), with the Investor being an affiliate of Nexus Capital Management, pursuant to which the Investor purchased an aggregate of 50,000 initial shares (the "Initial Shares") of Series A Preferred Stock ("Preferred Stock") at a purchase price of $1,000 per share for gross proceeds of $50.0 million (the "Nexus Investment" and, together with the Navitas Acquisition, the "Transactions"). A substantial portion of the proceeds from the Nexus Investment were used to complete the Navitas Acquisition.

Pursuant to the terms of the Investment Agreement, the Issuer has the option, following the Closing Date until 270 days following the Closing Date (or, if on such 270th day the Issuer is engaged in discussions with one or more counterparties regarding a potential acquisition or other strategic transaction, 360 days), to require the Investor to purchase up to an aggregate of 60,000 additional shares of Series A Preferred Stock (the "Additional Shares") at $1,000 per share, provided that any funding of Additional Shares must be for a minimum of $25.0 million and be used to fund substantially concurrent strategic transactions approved by a majority of the disinterested directors of the Board of Directors of the Issuer (the "Board").

The Initial Shares of Preferred Stock are convertible into 14,005,602 shares of Common Stock, subject to the terms and conditions of the Certificate of Designation.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement with Nexus Capital Management (the "Registration Rights Agreement"), pursuant to which, among other things, and subject to certain limitations set forth therein, the Issuer agreed to use its reasonable best efforts to prepare and file a registration statement registering the resale of the Conversion Shares (as defined herein) as soon as practicable following a request from Nexus Capital Management.

In addition, pursuant to the Registration Rights Agreement, Nexus Capital Management has the right to require the Issuer, subject to certain limitations set forth therein, to effect a distribution of any or all of the Conversion Shares by means of an underwritten offering. The Registration Rights Agreement also provides Nexus Capital Management with certain customary piggyback registration rights. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer's right to delay or withdraw a registration statement under certain circumstances.

Certificate of Designation

The voting powers, designations, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock are set forth in the Certificate of Designation of the Series A Preferred Stock (the "Certificate of Designation"). The Series A Preferred Stock is convertible, at the option of the holder, into shares of the Issuer's common stock, $0.001 par value (the "Common Stock"), at a fixed conversion price of $3.57 (subject to certain customary anti-dilution adjustments). The Series A Preferred Stock accrues dividends at an annual rate of 5.0%, compounded quarterly, and votes on an as-converted basis with the Common Stock; provided that, with respect to the determination of the number of votes that are entitled for the Additional Shares, the conversion price will be the "Minimum Price" as defined in the applicable rules of the NYSE American LLC ("NYSE American") (as such rules may be amended from time to time) measured at the time of delivery of the Additional Shares Purchase Notice (as defined in the Investment Agreement) under the Investment Agreement related to the issuance of such Additional Shares and solely to the extent that such "Minimum Price" exceeds the conversion price (as adjusted in accordance with the Certificate of Designation). Any shares of Common Stock issuable upon conversion of the Series A Preferred Stock (such shares, the "Conversion Shares") will be listed on the NYSE American, subject to official notice of issuance.

The liquidation preference of each share of Series A Preferred Stock is an amount in cash equal to the greater of (i) an amount in cash equal to the sum of (A) the Accumulated Stated Value (as defined in the Certificate of Designation), plus (B) accrued and unpaid dividends thereon (without duplication of compounded dividends) plus (C) the remaining dividends that would accrue (giving effect to any compounding thereof) on such share of Series A Preferred Stock being redeemed from the day immediately following date of redemption (or liquidation, if applicable) to the fifth anniversary of the Issue Date (as defined in the Certificate of Designation) and (ii) the payment that a holder of Series A Preferred Stock would have received had such holder, immediately prior to such redemption (or liquidation, if applicable), converted such shares then held by such holder into shares of Common Stock at the applicable conversion price then in effect before any distributions to holders of Common Stock or other Junior Security (as defined in the Certificate of Designation) holders ("Issuer Repurchase Price").

An aggregate of 30,812,325 shares of Common Stock may be issued upon conversion of the Initial Shares and the Additional Shares. The issuance of the Initial Shares was, and issuance of the Additional Shares, if any, will be, undertaken in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Based on the number of shares of Common Stock outstanding as of March 12, 2026, following the issuance of the Initial Shares, Nexus Capital Management holds Series A Preferred Stock convertible into 56.7% of the Issuer's issued and outstanding Common Stock.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
NSSIII directly holds 25,000 shares of Series A Preferred Stock, convertible into 7,002,801 shares of Common Stock. NSSIII is owned by Nexus SS III. Nexus Capital Management is the investment manager of Nexus SS III. Nexus SS GP III is the general partner of Nexus SS III. Nexus Partners III is the general partner of Nexus SS GP III. Mr. Cohen, Mr. Giangiacomo and Mr. Flesh are the owners of Nexus Capital Management and Nexus Partners III.

NSSIV directly holds 25,000 shares of Series A Preferred Stock, convertible into 7,002,801 shares of Common Stock. NSSIV is owned by Nexus SS IV. Nexus Capital Management is the investment manager of Nexus SS IV. Nexus SS GP IV is the general partner of Nexus SS IV. Nexus Partners IV is the general partner of Nexus SS GP IV. Mr. Cohen, Mr. Giangiacomo and Mr. Flesh are the owners of Nexus Capital Management and Nexus Partners IV.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c). Except as otherwise disclosed herein, none of the Reporting Persons has effected any transaction with respect to the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 - Securities Purchase Agreement (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on March 12, 2026).
https://www.sec.gov/Archives/edgar/data/1650696/000143774925038540/ex_901513.htm

Exhibit 99.3 - Certificate of Designation (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed on March 12, 2026).
https://www.sec.gov/Archives/edgar/data/1650696/000143774926007994/ex_931755.htm

Exhibit 99.4 - Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on March 12, 2026).
https://www.sec.gov/Archives/edgar/data/1650696/000143774925038540/ex_901439.htm

Exhibit 99.5 - Amendment No. 1 to the Investment Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on March 12, 2026).
https://www.sec.gov/Archives/edgar/data/1650696/000143774926002541/ex_914281.htm

Exhibit 99.6 - Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed on March 12, 2026).
https://www.sec.gov/Archives/edgar/data/1650696/000143774926007994/ex_930856.htm

## Signatures
- Gateway Superfood NSSIII Investment, LLC: /s/ Michael Cohen, Michael Cohen, President (03/19/2026)
- Gateway Superfood NSSIV Investment, LLC: /s/ Michael Cohen, Michael Cohen, President (03/19/2026)
- Nexus Special Situations III, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (03/19/2026)
- Nexus Special Situations IV, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (03/19/2026)
- Nexus Special Situations GP III, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (03/19/2026)
- Nexus Special Situations GP IV, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (03/19/2026)
- Nexus Partners III, LLC: /s/ Michael Cohen, Michael Cohen, Manager (03/19/2026)
- Nexus Partners IV, LLC: /s/ Michael Cohen, Michael Cohen, Manager (03/19/2026)
- Nexus Capital Management LP: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (03/19/2026)
- Michael Cohen: /s/ Michael Cohen, Michael Cohen (03/19/2026)
- Damian Giangiacomo: /s/ Damian Giangiacomo, Damian Giangiacomo (03/19/2026)
- Daniel Flesh: /s/ Daniel Flesh, Daniel Flesh (03/19/2026)